Exhibit 99.1

For further information, please contact: Volker Braun, EVP Head of Global Investor Relations &

ESG, volker.braun@evotec.com, M. +49.(0)40 228 999 338, www.evotec.com interim STATEMENT 3M 2025

HIGHLIGHTS

▶	START TO THE YEAR AS ANTICIPATED: SHARED R&D WITH SIMILAR TREND AS 2024; JUST – EVOTEC BIOLOGICS WITH CONTINUING GROWTH MOMENTUM

▶	SIGNIFICANT PROGRESS IN STRATEGIC PROTEIN DEGRADATION PARTNERSHIP WITH BRISTOL MYERS SQUIBB

▶	NEWLY INTRODUCED STRATEGY BUILDING ON TECHNOLOGY AND SCIENCE LEADERSHIP: FOCUS ON HIGH-GROWTH, HIGH-VALUE SEGMENTS, SIMPLIFYING THE BUSINESS MODEL AND FOSTERING OPERATIONAL EXCELLENCE

▶	2025 GUIDANCE AND 2028 OUTLOOK CONFIRMED

SHARED R&D SOFT; STRONG GROWTH IN JUST – EVOTEC BIOLOGICS

▶	Group revenues decreased by 4% to € 200.0 m (3M 2024: € 208.7 m)

▶	Total Shared R&D revenues decreased by 9% to € 140.6 m (3M 2024: € 155.2 m); Demand still affected by temporary Pharma restructuring and selective funding for Biotech; Just – Evotec Biologics revenues increased by 10% to € 59.4 m (3M 2024: € 53.8 m)

▶	Adjusted Group EBITDA totalled € 3.1 m (3M 2024: € 7.8 m) driven by a small single digit decrease in revenues and continued underutilization in Shared R&D

▶	Group revenue growth expected to accelerate vs. 2024, while market demand for early drug discovery expected to remain around 2024 levels. Current developments concerning tariffs & US government funding are not anticipated to have a significant impact on Evotec’s business outlook

STRENGTHENED PARTNERSHIPS PAVING THE WAY FOR 2025 GROWTH IN SOFT MARKET ENVIRONMENT

▶	Expanded collaborations and new customers driving growth of Just – Evotec Biologics

▶	Key scientific achievements expand the pipeline of high value molecular glue degraders in strategic partnership with BMS for unmet medical needs. Performance-based and program-based achievements trigger payments of in total US$ 75 m to Evotec

▶	Evotec receives US$ 4.5 m grant from Korean government to develop novel antibody-based treatments for lung diseases

CORPORATE

▶	Evotec announces CFO transition to Paul Hitchin as successor to Laetitia Rouxel as of March 1, 2025 interim STATEMENT 3M 2025

Events after Period-End

▶	Evotec unveils new strategy to refocus on core strengths and define clear roadmap to sustainable profitable growth.

◦	Technology and science leadership – refocusing on strong, unique heritage

◦	Two pillars: Drug Discovery & Pre-clinical Development (Shared R&D) and Just – Evotec Biologics

◦	Drug Discovery & Pre-clinical Development will leverage automation, industrialization, next generation platforms and AI to accelerate customers’ journey and to increase their success rates

◦	Business model simplified: focus on high-value services and therapeutic areas, asset portfolio streamlined by ~30%, R&D supporting next-generation technology development. Exiting equity participations

◦	Just – Evotec Biologics growth underpinned by existing partnerships and further strengthened by leveraging its capabilities as a scalable technology and service provider, anticipating pivot to a more capital efficient model

◦	Beating market growth via scientific and operational expertise, focus, and differentiated technology

◦	Commitment to operational excellence for a step-change in performance. Driving operational leverage through Evotec’s backbone with higher focus on automation. Anchored cost-out initiatives via refined footprint, optimized COGS and SG&A delivering > € 50 m annual gross savings by 2028 on top of Priority Reset (€ 40 m)

GUIDANCE FOR FULL-YEAR 2025

▶	Group revenues expected in the range of € 840 m to € 880 m (FY 2024: € 797.0 m)

▶	R&D expenditures are expected in a range of € 40 m to € 50 m (FY 2024: € 50.9 m)

▶	Adjusted Group EBITDA[1] is expected to reach € 30 m to € 50 m (FY 2024: € 22.6 m)

OUTLOOK 2028

▶	Group revenues CAGR2024-2028 targeted to be in a range of 8 – 12%

▶	Adj. EBITDA margin 2028 expected to be above 20%

1 Net income (loss) adjusted for interest, taxes, depreciation and amortization of intangibles, impairments on goodwill and other intangible and tangible assets, total non-operating results, change in contingent consideration (earn-out) and items that in magnitude, nature or occurrence would distort the presentation of the financial performance of the Group.

interim STATEMENT 3M 2025

FINANCIAL HIGHLIGHTS

The following table provides an overview of the financial performance in the first three months of 2025 compared to the same period in 2024. More detailed information can be found on page 8 of this interim statement.

Key figures of consolidated income statement & segment information
Evotec SE & subsidiaries – First three months of 2025

	Three months ended March 31, 2025				Three months ended March 31, 2024
In k€	Shared R&D	Just – Evotec Biologics	Inter- segment Eliminations	Evotec Group	Shared R&D	Just – Evotec Biologics	Inter- segment Eliminations	Evotec Group
Revenues1)	140,590	59,389		199,978	155,185	53,542		208,726
Intersegment revenues	2	—	(2)			268	(268)
Costs of revenues	(125,381)	(47,373)	2	(172,752)	(135,361)	(38,806)	200	(173,967)
Gross profit	15,211	12,015	—	27,226	19,824	15,004	(68)	34,760
Gross margin in %	11%	20%	—%	14%	13%	28%	—%	17%

R&D expenses	(10,706)	(52)	—	(10,758)	(16,251)	(59)	68	(16,242)
SG&A expenses	(39,341)	(8,356)	—	(47,697)	(38,171)	(7,766)	—	(45,937)
Other operating income	12,312	665	—	12,977	12,165	516	—	12,681
Other operating expense	(904)	(660)	—	(1,564)	(3,469)	—	—	(3,469)
Reorganization costs	(192)	—	—	(192)	—	—	—	—
Operating income (loss)	(23,620)	3,611	—	(20,008)	(25,903)	7,695	—	(18,207)

Adjusted EBITDA	(6,856)	9,964	—	3,107	(5,463)	13,279		7,815

1) Group revenues would have amounted to € 195.8 m at constant exchange rates.

REPORT ON THE FINANCIAL SITUATION AND RESULTS

1. Results of operations

During the three months ended March 31, 2025 Group revenues decreased by 4% to € 200.0 m compared to the same period of the previous year (3M 2024: € 208.7 m). The decrease was driven by 9% lower revenues in the Shared R&D segment, whereas Just – Evotec Biologics contributed € 59.4 m during the three months ended March 31, 2025, versus € 53.5 m in the comparable prior year period. Excluding positive fx-effects, Group revenues decreased by 6% to € 195.8 m. Base business decreased by 8% from € 208.6 m in 3M 2024 to € 192.4 m in the three months ended March 31, 2025.

The Costs of revenue for the three months ended March 31, 2025 amounted to € 172.8 m (3M 2024: € 174.0 m) yielding a gross margin of 13.6% (3M 2024: 16.7%). The increase of Costs of revenues was driven by higher costs within Just – Evotec Biologics due to higher headcount numbers and therefore higher labor costs, as well as increased material and supplier costs to cover the higher demand. Shared R&D saw continued underutilization. The overall Costs of revenues within Shared R&D decreased by 7% compared to the comparable prior year period.

interim STATEMENT 3M 2025

R&D expenses amounted to € 10.8 m, compared to € 16.2 m in the three months ended March 31, 2024 (34% reduction), as investment continues to be tightly controlled on projects most relevant to our partners.

SG&A expenses for the three months ended March 31, 2025 amounted to € 47.7 m and were thus € 1.8 m or 4% higher compared to last year (3M 2024: € 45.9 m) mainly driven by higher IT expenses.

For the three months ended March 31, 2025, other operating income amounted to € 13.0 m, compared to € 12.7 m for the comparable prior year period. Key driver for the decrease of other operating expenses from € 3.5 m in the first three months of 2024 to € 1.6 m in the first three months of 2025 were reduced one-off expenses related to the recovery after the cyber-attack.

Adjusted Group EBITDA for the three months ended March 31, 2025 amounted to € 3.1 m (3M 2024: € 7.8 m) driven by a small single-digit decrease in revenues and higher SG&A expenses, that were only partly offset by lower Costs of revenues and R&D expenses.

The net income (loss) as of March 31, 2025 amounted to € (31.6) m (3M 2024: € (20.7) m), driven by the operating loss and a decrease in deferred tax income.

2. Results of operations in Shared R&D and Just – Evotec Biologics

In the Shared R&D segment revenues (incl. intersegment revenues) decreased by 9% to € 140.6 m (3M 2024: € 155.2 m) due to a still challenging market environment.

Costs of revenue within Shared R&D were at € 125.4 m in the three months ended March 31, 2025 (3M 2024: € 135.4 m) driven by lower costs after the priority reset. This corresponds to a gross margin of 10.8% (3M 2024: 12.8%). R&D expenses came in at € 10.7 m (3M 2024: € 16.3 m). SG&A expenses increased to € 39.3 m (3M 2024: € 38.2 m), mainly caused by an increase in IT expenses. For the three months ended March 31, 2025, other operating income amounted to € 12.3 m, compared to € 12.2 m for the comparable prior year period. Other operating expenses were € 0.9 m (3M 2024: € 3.5 m) driven by reduced one-off expenses related to the cyber-attack.

The adjusted EBITDA of the Shared R&D segment was € (6.9) m (3M 2024: € 5.5 m), due to lower revenues and increased SG&A expenses, that were only partially offset by reduced Costs of revenues and R&D expenses.

Revenues (incl. intersegment revenues) within Just – Evotec Biologics increased to € 59.4 m (3M 2024: € 53.8 m). This growth of 10% was driven by increased business in Redmond and Toulouse. Costs of revenues of € 47.4 m were incurred in the first three months of 2025, compared to € 38.8 m within the three months ended March 31, 2024. The increase was driven by the operational ramp up of the Toulouse site and higher costs due to increased revenues. In the same period, gross margin decreased to 20.2% in the first quarter 2025 from 27.9% in the first three months of 2024. The increase in SG&A expenses (3M 2025: € 8.4 m vs. 3M 2024: € 7.8 m) was mainly caused by higher headcount and the continued investment in IT-systems and process ramp-up.

interim STATEMENT 3M 2025

The adjusted EBITDA within Just – Evotec Biologics has decreased to € 10.0 m (3M 2024: € 13.3 m) mainly driven by a slower increase of revenues compared to an increased cost base.

3. Financing and financial position

Cash flow used in operating activities in the first three months of 2025 was € (31.8) m (3M 2024: € (48.2) m). The decrease in cash outflow is related to favorable changes in working capital compared to the first three months of 2024.

Net cash used in investing activities for the three months ended March 31, 2025 amounted to € (21.6) m (3M 2024: € (30.9) m). Capital expenditure decreased to € 18.2 m (3M 2024: € 40.2 m) due to lower investments in the Just – Evotec Biologics production facilities. The decrease in capital expenditure was partially offset by lower net proceeds from current investments that decreased by € 7.9 m to € 4.1 m (3M 2024: € 12.0 m).

Net cash provided by (used in) financing activities amounted to € 35.4 m in the three months ended March 31, 2025 (3M 2024: € (5.9) m). The significant increase is caused by proceeds from loans (3M 2025: € 44.0 m; 3M 2024: € 0.9 m).

Cash and cash equivalents amounted to € 285.4 m as of March 31, 2025 (December 31, 2024: € 306.4 m). Total Liquidity decreased to € 371.4 m (December 31, 2024: € 396.8 m).

4. Assets, liabilities, and stockholders’ equity

Assets

Between December 31, 2024 and March 31, 2025, total assets increased by € 32.4 m to € 1,944.9 m (December 31, 2024: € 1,912.5 m).

Trade and other receivables increased by € 51.0 m to € 167.3 m (December 31, 2024: € 116.3 m). The increase is mainly due to invoices issued to one major customer shortly before quarter end.

Contract assets amounted to € 53.9 m (December 31, 2024: € 46.0 m). The increase is mainly due to an increase in contract assets in Just – Evotec Biologics Inc. Further, increases related to reductions in netting with contract liabilities and reclasses to Trade and other receivables almost completely offset each other.

interim STATEMENT 3M 2025

Current tax assets decreased from € 41.9 m as per December 31, 2024 to € 31.6 m as per March 31, 2025. The decrease predominantly resulted from cash receipts of R&D tax credits in UK and Italy.

Prepaid expenses and other current assets increased by € 13.4 m to € 58.9 m (December 31, 2024: € 45.5 m) primarily due to an increase in prepayments for insurances, IT and software licenses as well as subscriptions fees.

Property, plant and equipment decreased by € (15.2) m to € 808.8 m (December 31, 2024: € 823.9 m). FX-effects, especially the appreciation of the euro against the US dollar, and depreciation exceeded capital expenditures for site expansions.

Liabilities

Current financial liabilities increased to € 60.9 m (December 31, 2024: € 50.8 m) mainly due to the reclassification of loan liabilities from non-current to current.

Trade and other payables decreased by € 24.5 m to € 61.3 m (December 31, 2024: € 85.8 m). The decrease occurred in the normal course of the business.

Current and non-current contract liabilities increased by € 56.9 m to € 320.1 m (December 31, 2024: € 263.3 m). The increase is caused by a significant decrease in the netting of contract liabilities with contract assets.

Current provisions increased by € 5.9 m to € 68.1 m (December 31, 2024: € 62.2 m) predominantly due to proportionate additions to the annual bonus accrual.

Non-current financial liabilities increased by € 25.0 m to € 417.8 m (December 31, 2024: € 392.7 m). The increase is due to the drawdown of the third tranche of the EIB 2.0 loan, partially offset by reclasses to current financial liabilities.

Stockholders’ equity

Total stockholders’ equity decreased by € 40.4 m to € 912.1 m (December 31, 2024: € 952.5 m).

Evotec’s equity ratio as of March 31, 2025, decreased 46.9% (December 31, 2024: 49.8%).

5. Human Resources

Employees

Headquartered in Hamburg, Germany, the Evotec Group employs 4,766 people globally as of March 31, 2025 (December 31, 2024: 4,827 employees), which shows a slight decrease compared to the prior year’s end. Overall, the number of employees decreased by 416 compared to the three months ended March 31, 2024, with 5,1822, with the reduction primarily due to a "Priority Reset to Profitable Growth." This strategic initiative involved adjustments to the company’s size and footprint, optimizing resources, and recalibrating operations to focus on core strengths.

2 The Q1 2024 headcount has been adjusted from 5,055 to 5,182 following a change in reporting methodology. The revised approach includes all active employees regardless of their status (e.g., on leave) and excludes those who exited the company during the month. This update aligns with the standard applied in Q1 2025 and ensures greater accuracy and consistency in headcount reporting across periods.

interim STATEMENT 3M 2025

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS*

Evotec SE and Subsidiaries

Consolidated interim income statement for the period from January 1 to March 31, 2025

in k€ except share and per share data	Three months ended March 31, 2025	Three months ended March 31, 2024
Revenue	199,978	208,726
Costs of revenue	(172,752)	(173,967)
Gross profit	27,226	34,760

Operating income (expenses)
— Research and development	(10,758)	(16,242)
— Selling, general and administrative expenses	(47,697)	(45,937)
— Other operating income	12,977	12,681
— Other operating expenses	(1,564)	(3,469)
— Reorganization costs	(192)	—
Total operating income (expenses)	(47,235)	(52,967)
Operating income (loss)	(20,008)	(18,207)

Non-operating income (expense)
Gain (loss) on investment in financial instruments reevaluation	—	(8,162)
Share of profit (loss) and reevaluation of at-equity investments	(571)	(1,051)
Other financial income	1,216	1,418
Other financial expense	(2,407)	(2,673)
Other non-operating income (expense)	(8,082)	1,894
Total non-operating income (expense)	(9,843)	(8,574)

Net Income (loss) before taxes	(29,851)	(26,782)
Total taxes	(1,726)	6,109
Net income (loss)	(31,577)	(20,673)

Weighted average shares outstanding	177,526,086	177,301,250
Net result per share	(0.18)	(0.12)

*Each financial statement line item is rounded individually. Totals and subtotals may therefore deviate slightly from the sum of the individual items.

interim STATEMENT 3M 2025

Evotec SE and Subsidiaries

Consolidated interim statement of financial position as of March 31, 2025

in k€	March 31, 2025	December 31, 2024
ASSETS
Current Assets:
— Cash and cash equivalents	285,377	306,387
— Investments	86,066	90,413
— Trade and other receivables	167,280	116,319
— Contract assets	53,931	46,034
— Inventories	33,508	31,122
— Current tax assets	31,564	41,879
— Other current financial assets including derivatives	7,269	4,290
— Prepaid expenses and other current assets	58,883	45,519
Total current assets	723,877	681,964

Non-current assets:
— Non-current investments and other non-current financial assets	40,911	40,014
— Investments in associates and Joint ventures	5,143	2,138
— Property, plant and equipment	808,775	823,937
— Intangible assets and Goodwill	308,282	309,295
— Deferred tax assets	16,364	17,333
— Non-current tax assets	38,598	34,357
— Other non-current assets	2,952	3,464
Total non-current assets	1,221,024	1,230,538
Total assets	1,944,902	1,912,502

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
— Current financial liabilities	60,922	50,795
— Trade and other payables	61,299	85,792
— Contract liabilities	125,766	106,599
— Deferred income	3,858	3,216
— Provisions	68,119	62,219
— Current income tax liabilities	9,174	8,517
— Other current liabilities	27,781	27,446
Total current liabilities	356,920	344,585

Non-current liabilities:
— Non-current financial liabilities	417,789	392,743
— Deferred tax liabilities	13,540	14,516
— Provisions	19,753	19,585
— Contract liabilities	194,372	156,679
— Deferred income	29,148	30,557
— Other non-current liabilities	1,239	1,312
Total non-current liabilities	675,841	615,392

Stockholders’ equity:
— Share capital	177,764	177,553
— Additional paid-in capital	1,456,963	1,454,688
— Retained Earnings	(703,947)	(672,370)
— Accumulated other comprehensive income	(18,639)	(7,347)
Total stockholders' equity	912,141	952,525
Total liabilities and stockholders’ equity	1,944,902	1,912,502

interim STATEMENT 3M 2025

Evotec SE and Subsidiaries

Condensed consolidated interim statement of cash flows for the three months ended March 31, 2025

in k€	Three months ended March 31, 2025	Three months ended March 31, 2024
Cash flows from operating activities:
— Net income (loss)	(31,577)	(20,673)
— Adjustments to reconcile net income to net cash provided by operating activities	32,971	32,619
— Change in assets and liabilities	(33,201)	(60,122)
Net cash provided by (used in) operating activities	(31,808)	(48,177)

Cash flow from investing activities:
— Interest Received	1,309	1,072
— Purchase of property, plant and equipment*	(18,198)	(40,237)
— Proceeds from sale of property, plant and equipment	98	467
— Purchase of intangible assets and capitalization of development expenditures	(3,640)	(3,002)
— Purchase of investments in associated companies and other long-term investments and convertibles	(5,279)	(5,267)
— Purchase of current investments	—	(8,000)
— Proceeds from sale of current investments	4,105	19,994
— Proceeds from government grants*	—	4,066
Net cash used in investing activities	(21,607)	(30,907)

Cash flow from financing activities:
— Interest Paid	(1,006)	(88)
— Proceeds from loans	43,961	930
— Proceeds from the exercise of share options	210	365
— Repayment of loans	(1,118)	(966)
— Repayment of lease obligation	(6,619)	(6,112)
Net cash provided by (used in) financing activities	35,429	(5,871)

Net increase (decrease) in cash and cash equivalents	(17,985)	(84,955)
Effects of revaluation and of movements in exchange rates on cash held	(3,024)	2,358
Cash and cash equivalents at beginning of year	306,387	510,908
Cash and cash equivalents at end of the period	285,377	428,311

*The 2024 comparative amount was changed, as proceeds from government grants have been reclassified from “Purchase of property, plant and equipment” to a separate line within the investing cash flow."

interim STATEMENT 3M 2025

The following table shows the reconciliation of operating income (loss) to Adjusted EBITDA:

in k€	Three months ended March 31, 2025	Three months ended March 31, 2024
Operating income (loss)	(20,008)	(18,207)
- Depreciation of tangible assets	23,181	22,655
- Amortization of intangible assets	1,965	1,531
- External Cyber-related Costs, net of reimbursements	(2,223)	1,836
- Reorganization Costs	192	—
Adjusted EBITDA	3,107	7,815